Atlantic International Corp.

(f/k/a SeqLL Inc.)

270 Sylvan Avenue, Suite 2230

Englewood Cliffs, New Jersey 07632

June 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attn: Staff Attorney

Re:	SeqLL Inc.
Registration Statement on Form S-1
File No. 333-272908
Registration Withdrawal Request

Ladies and Gentlemen:

On June 23, 2023, Atlantic International Corp. (f/k/a SeqLL Inc.) (the “Company”), initially filed a Registration Statement on Form S-1 (File No. 333-272908) (together with the exhibits and amendments thereto, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is requesting withdrawal of the Registration Statement as the offering was terminated and the Company is no longer seeking registration of the securities under said Registration Statement.

The Registration Statement was declared effective by the Commission on February 12, 2024, however no securities have been issued or sold under the Registration Statement. Post-Effective Amendment No. 1 was declared effective by the Commission on May 9, 2024, and no shares have been issued or sold under the Post-Effective Amendment. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Davidoff Hutcher & Citron LLP, by calling Mr. Elliot H. Lutzker at (646) 428-3210 or email at ehl@dhclegal.com.

Thank you for your assistance in this matter.

Very truly yours,

ATLANTIC INTERNATIONAL CORP.

By:	/s/ Jeffrey Jagid
Jeffrey Jagid
Chief Executive Officer

cc:	Elliot H. Lutzker, Davidoff Hutcher & Citron LLP